Exhibit 99.6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2022 ( “IRISH TAKEOVER RULES”) AND THERE CAN BE NO CERTAINTY THAT ANY OFFER WILL BE MADE, OR AS TO THE TERMS ON WHICH ANY OFFER MAY BE MADE.

For immediate release

28 September 2023

Runa Capital II (GP) (“Runa”)

Statement by Runa regarding corporate governance concerns at MariaDB plc and shareholder engagement

Runa has, for a number of years, expressed serious concerns regarding the management of (“MariaDB” or the “Company”) by its directors (the “Board”). In that context, Runa has advocated for changes to the Company’s strategic direction, including a rationalization of the Company’s budget and potentially changes in senior roles in the Company. Recently, Runa became aware that the Company intended to engage in a highly dilutive equity transaction to fund its capital needs. Runa believes that such transaction would result in substantial and damaging dilution to shareholders and would not be in the interests of the Company or its shareholders.

As a result, Runa is considering what further steps it may take to effect strategic change at MariaDB. Runa is considering calling an extraordinary general meeting of the Company (“EGM”) to discuss its concerns in relation to the management of the Company and its strategic direction. Runa invites discussion with MariaDB shareholders who share its concerns and are prepared to join it in requisitioning an EGM. Runa notes that such an EGM could also consider resolutions to remove certain directors of the Company and/ or to remove or restrict the ability of the Board to issue new shares.

As previously announced, Runa has made an all cash proposal to the Board to acquire, together with Runa’s investment affiliates, 100% of the issued share capital of the Company not already owned by Runa, at a price of US$0.56 per share (the “Possible Offer”).

Runa confirms that it is willing to evaluate the possibility of other MariaDB shareholders having the ability to retain or increase economic exposure to the Company post completion of any offer. Runa invites feedback from MariaDB shareholders who might be interested in having such an ability and Runa is open to considering various mechanisms to facilitate that. Runa continues to reserve the right to vary the form and / or mix of the offer consideration and vary the transaction structure and there can be no certainty that any offer will be made, or as to the terms on which any offer may be made.

Runa will keep all options open in regard to its ongoing engagement with the Company and remains open to working constructively with the Company for the benefit of all Company shareholders. However to date, the Company has not engaged substantively with Runa on its Possible Offer.

A further announcement will be made as and when appropriate.

Enquiries:

Runa Capital Davy (Financial Adviser to Runa Capital) Brian Garrahy/Anthony Farrell Tel: +353 1 679 7788

Important Notices

Responsibility Statement

The directors of Runa accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Further Information

This announcement does not constitute an offer to sell or invitation to purchase any securities. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Publication on Website

In accordance with Rule 26.1 of the Irish Takeover Rules, a copy of this announcement will be available on Runa’s website: https://runacap.com promptly and in any event by no later than 12 noon on the business day following this announcement. The content of this website is not incorporated into and does not form part of this announcement.

Pre-conditions to and terms of the Possible Offer and conditions to any offer

Any announcement of a firm intention to make an offer by Runa under Rule 2.7 of the Irish Takeover Rules remains subject to satisfaction of or waiver of certain pre-conditions, including satisfactory completion of customary due diligence, negotiation and execution of a definitive transaction agreement containing mutually agreed upon terms (including representations, warranties, covenants and conditions) for a transaction of this nature and an expenses reimbursement agreement in customary form, approval of, and a unanimous and unqualified recommendation in the Rule 2.7 announcement by, the Board to the Company’s shareholders to accept Runa’s offer and final approval of the Runa Investment Committees.

Any offer for the Company under Rule 2.7 of the Irish Takeover Rules would be subject to terms and conditions that are typical for a transaction of that nature including, amongst other things, receipt of any necessary regulatory and competition clearances.

In accordance with Rule 2.5 of the Irish Takeover Rules, Runa reserves the right to vary the form and / or mix of the offer consideration and vary the transaction structure. Runa also reserves the right to amend the terms of any offer (including making the offer on less favourable terms or at a lower price than US$0.56 per share): (a) with the recommendation or consent of the Board; (b) if MariaDB announces, declares or pays any dividend or any other distribution or return of value to its shareholders after the date of this announcement, in which case Runa reserves the right to make an equivalent adjustment to its proposed offer; (c) following the announcement by MariaDB of a whitewash transaction pursuant to the Irish Takeover Rules; or (d) if a third party announces a firm intention to make an offer for MariaDB on less favourable terms or at a lower price than US$0.56 per share.

Disclosure Requirements under the Irish Takeover Rules

Under Rule 8.3(a) of the Irish Takeover Rules, any person who is ‘interested’ in 1% or more of any class of ‘relevant securities’ of the Company or a securities exchange offeror (being any offeror other than an offeror which has announced that its offer is, or is likely to be, solely in cash) must make an ‘opening position disclosure’ following the commencement of the ‘offer period’ and, if later, following the announcement in which any securities exchange offeror is first identified. An ‘opening position disclosure’ must contain, among other things, details of the person’s ‘interests’ and ‘short positions’ in any ‘relevant securities’ of each of (i) the Company and (ii) any securities exchange offeror(s). An ‘opening position disclosure’ by a person to whom Rule 8.3(a) applies must be made by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the commencement of the ‘offer period’ and, if appropriate, by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the announcement in which any securities exchange offeror is first identified.

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of the Company, all ‘dealings’ in any ‘relevant securities’ of the Company or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

If two or more persons co-operate on the basis of an agreement or understanding, whether express or tacit, either oral or written, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1 and 8.2 of the Irish Takeover Rules).

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.irishtakeoverpanel.ie, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Additional information

In connection with the possible requisitioning of an EGM, Runa expects to file certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a proxy statement on Schedule 14A (in preliminary and then definitive form). This communication is not intended to be, and is not, a substitute for such filings or for any other document that Runa may file with the SEC in connection with the possible requisitioning of an EGM. Investors and securityholders of the Company are urged to read the documents filed with the SEC carefully and in their entirety (if and when they become available) before making an investment decision because they will contain important information about the Company and the EGM. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Runa at murat@runacap.com, telephone number +1.646.629.9838 or https://runacap.com. Any materials filed by Runa with the SEC that are required to be mailed to shareholders of the Company will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

Davy Corporate Finance Unlimited Company (“Davy”), which is authorised and regulated in Ireland by the Central Bank of Ireland, is acting exclusively as financial adviser for Runa Capital and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Runa Capital for providing the protections afforded to clients of Davy or for providing advice in connection with the matters referred to in this announcement.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Runa and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposal under the rules of the SEC. Information regarding Runa’s directors and executive officers may be found in the Schedule 13D of Runa, and amendments thereto, filed with the SEC with respect to the ordinary shares of the Company. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of the Company’s shareholders generally, will also be included in the materials that Runa intends to file with the SEC when they become available.

Non-Solicitation

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation.

4